UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. ___)

OneSource Information Services, Inc.

(Name of Subject Company)

OneSource Information Services, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Martin Kahn
Chief Executive Officer
OneSource Information Services, Inc.
300 Baker Avenue
Concord, Massachusetts 01742
(978) 318-4300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Kathy A. Fields, Esq.
Sean J. Hill, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Filed by OneSource Information Services, Inc.
Pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: OneSource Information Services, Inc.
Commission File No.: 000-25849

FOR IMMEDIATE RELEASE

OneSource Information Services Accepts Offer From infoUSA
infoUSA to Commence All-Cash Tender Offer for $8.85 Per Share

CONCORD, MA and OMAHA, NE, April 29, 2004 — OneSource Information Services, Inc. (NASDAQ: ONES) today announced that it has agreed to be acquired by a wholly-owned subsidiary of infoUSA Inc. (NASDAQ: IUSA) for $8.85 per share in cash.

The transaction has been structured as a cash tender offer for 100% of OneSource’s outstanding shares of common stock to be followed by the merger of OneSource with and into a wholly-owned subsidiary of infoUSA. InfoUSA intends to commence the offer for all of OneSource’s outstanding shares of common stock on or about May 6, 2004. Unless otherwise extended by infoUSA, the offer period will run for twenty business days and, subject to regulatory review, is expected to close on or about June 3, 2004. A vote of shareholders on the merger will be required only if less than 90% of the shares of common stock of OneSource are tendered into the offer. As part of the transaction, OneSource has granted infoUSA an option to acquire up to 19.9% of the issued and outstanding shares of common stock of OneSource that would become exercisable only upon the acceptance and payment for shares of common stock in the tender offer if, after the exercise of the option, infoUSA or its affiliates would own 90% or more of the shares of common stock of OneSource. InfoUSA has received financing commitments sufficient to complete the acquisition.

OneSource has terminated the Agreement and Plan of Merger dated February 18, 2004, by and among OneSource, VAC-OS Holdings LLC and OS Merger Sub, Inc. The $8.85 per share offered by the infoUSA transaction represents a premium of approximately 7.3% to the $8.25 closing price of OneSource common stock on April 28, 2004, and a premium of approximately 5.4% to the $8.40 per share cash consideration in the merger agreement with VAC-OS Holdings LLC and OS Merger Sub, Inc.

ValueAct Capital Partners, L.P. and its affiliates and Martin Kahn, Executive Chairman and interim Chief Executive Officer of OneSource, have agreed to tender their shares in the offer. ValueAct Capital Partners, L.P. and its affiliates currently hold approximately a 32% ownership interest in OneSource, according to its most recent filing with the Securities and Exchange Commission.

Additional details regarding the tender offer and the transaction will be disclosed in tender offer documents which will be filed concurrently with commencement of the tender offer.

This announcement is neither an offer to purchase nor a solicitation to sell shares of OneSource. OneSource stockholders are urged to read the tender offer statement, the solicitation/recommendation statement and any other relevant documents relating to the tender offer described above when they become available to learn important information about OneSource, infoUSA and the proposed transaction. The tender offer statement and the solicitation/recommendation statement should be read carefully before making a decision concerning the transaction.

OneSource’s stockholders will be able to obtain copies of these documents when they become available, along with other documents filed with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Stockholders can also obtain, free of charge, copies of the solicitation/recommendation statement when it becomes available, along with any documents OneSource has filed with the SEC, by directing a request to OneSource Information Services, Inc. at 300 Baker Avenue, Concord, Massachusetts 01742, Attention: Chief Financial Officer, telephone: (978) 318-4300.

Stockholders can obtain, free of charge, copies of the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) when it becomes available, along with any documents infoUSA has filed with the SEC, by directing a request to infoUSA at 5711 S. 86th Circle, Omaha NE 68127, Attention: Chief Financial Officer, telephone: (402) 593-4500.

About OneSource Information Services, Inc.

OneSource, a recognized leader in business information solutions, delivers unparalleled company, executive, and industry intelligence that make business professionals more effective and productive in completing their critical daily tasks. OneSource products and services support a company’s vital business processes including serving their customers, finding and leveraging new opportunities, and managing suppliers and partners.

OneSource combines and organizes content from over 2,500 information sources supplied by more than 30 world-class content providers, creating an unequalled information resource encompassing corporate families, industries, executives, financials, news, analyst reports, and trade and business press articles. Using its Global Business TaxonomyTM system, OneSource links this in-depth information on over 1.7 million companies worldwide resulting in the most extensive company-linked repository of business information in the world.

Users of OneSource products work faster, smarter, and more productively, whether leveraging OneSource business information through the Web-based OneSource Business BrowserSM product line or through enterprise applications or portals integrated seamlessly via the OneSource AppLinkSM software development kit. To help customers link the OneSource Enhanced Information WarehouseTM repository into their preferred enterprise applications, OneSource provides consulting and integration services.

OneSource is headquartered in Concord, MA, with offices located in North America, Europe, and the Pacific Rim. Product information is available at www.onesource.com. Customers include Bank One, Chubb, Citigroup, Cisco, Deloitte & Touche, HP, i2 Technologies, Orange, Royal & SunAlliance, SAS Institute, and Sun Microsystems.

OneSource, Business Browser, Global Business Taxonomy, AppLink, Enhanced Information Warehouse and/or other OneSource product and service names referenced herein are either trademarks or service marks or registered trademarks or service marks of OneSource Information Services, Inc. or its subsidiaries in the United States and/or other countries. All other product and service names mentioned herein are trademarks or service marks of their respective owners.

Conference Call

infoUSA Inc. will host a conference call on Thursday, April 29th, at 11:30 AM Eastern time. To access the conference call, please dial 913-981-5510, passcode #741176, approximately 5 minutes prior to the start of the call. A replay of the call will be available from 2:00 PM Eastern time, April 29th, through midnight Eastern time, May 5th. The replay number is 719-457-0820, passcode #741176.

About infoUSA

infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites, including Yahoo! (Nasdaq:YHOO) and America Online (NYSE: TWX). Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.

Forward-Looking Statements

This release contains certain forward-looking statements that are based upon the current beliefs and expectations of OneSource’s management, as well as information available to OneSource on the date of this release. The forward-looking statements in this release do not constitute guarantees of future performance. Investors are cautioned that statements in this release which are not strictly historical statements, including, without limitation, statements regarding the future consummation of the acquisition by infoUSA of OneSource, constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied by any such forward-looking statements, including, without limitation, risks associated with the successful consummation of the acquisition of OneSource, including, without limitation, the willingness of OneSource stockholders to tender their shares, failure of the transaction to close due to customary closing conditions, or receipt of regulatory approvals and third party consents to the extent required. OneSource assumes no obligation to update any forward-looking information in this release or with respect to the announcements described herein, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements. In addition to the factors noted above, other risks, uncertainties, assumptions, and factors that could affect the acquisition of OneSource are described in OneSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 which is on file with the Securities and Exchange Commission.

Statements in this announcement regarding infoUSA other than historical data and information constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, but are not limited to, risks associated with the successful consummation of the acquisition of OneSource, such as the willingness of OneSource stockholders to tender their shares, failure of the transaction to close due to customary closing conditions, or receipt of any required regulatory approvals and third party consents, as well as risks associated with recent changes in senior management, the successful integration of recent and future acquisitions, fluctuations in operating results, failure to successfully carry out our Internet strategy or to grow our Internet revenue, effects of leverage, changes in technology and increased competition. More information about potential factors that could affect infoUSA’s business and financial results is included in infoUSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 which is on file with the Securities and Exchange Commission.

OneSource Investor Contact:	Roy Landon, 978-318-4377 OneSource Information Services, Inc. Roy_Landon@onesource.com

OneSource Media Contact:	Jason Fredette, 617-542-5300 Sharon Merrill Associates, Inc. jfredette@InvestorRelations.com

infoUSA Inc. Investor Contact:	Laurel Gottesman (402-593-4535) infoUSA Inc. fax: 402-339-0265 laurel.gottesman@infousa.com

infoUSA Inc. Media Contact:	Vinod Gupta (402-596-8900) infoUSA Inc. fax: 402-339-0265 vin.gupta@infousa.com

or:	Raj Das (402-593-4517) infoUSA Inc. fax: 402-339-0265 raj.das@infousa.com

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